Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

August 8, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”) Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 21, 2022, with respect to the Amendment and the Trust’s proposed new series, the Aztlan Global Stock Selection DM SMID ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Ticker Symbol

1.	Please add the Fund’s ticker symbol to the prospectus and SAI. Please also associate the Fund’s ticker symbol to the Fund’s EDGAR class identifier.

Response: The Trust hereby confirms that the Fund ticker symbol will be added to the prospectus and SAI, and that the Fund’s ticker symbol will be associated with the Fund’s EDGAR class identifier.

Prospectus – Fund Summary – Fees and Expenses of the Fund

2.	Please provide a completed fee table and expense example.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Prospectus – Fund Summary - Principal Investment Strategy

3.	Please provide the Index methodology white paper and a model portfolio showing the top 20 holdings, their countries, industries, and the dates associated with the relevant market caps (between $500 million and $10 billion). Advise what exchanges the companies trade on. Also, advise on whether any of the holdings have foreign ownership restrictions and, if applicable, discuss their impact on Fund operations. If applicable, indicate any industry in which the Index is currently concentrated.

Response: The requested information was sent to the Staff by email on August 8, 2022. The Trust further responds supplementally that that the Index will not include any securities that have foreign ownership restrictions. The Index is not currently concentrated in any industries and as of each monthly rebalance the Index will not be concentrated in any industries.

4.	Please clarify what is meant by the phrase “average daily traded value (over the most recent 30-day period) of at least $10 million USD.” Specifically, why would a security’s daily traded value ever be under $10 million since the cap range for each constituent starts at $500 million?

Response: The Trust responds supplementally that the referenced disclosure has been revised to state that the “securities included in the Index will have an average daily traded volume (over the most recent 30-day period) of at least $10 million USD.”

5.	Prior to the description of the “six equally weighted factors,” there is a reference to the “remaining investment universe.” Please clarify what constitutes the initial universe. That is, the strategy summary describes the initial universe in terms of four general categories, countries, SMID capitalization, investment sector representation, and rolling 30-day traded volume. However, for some of the categories, the threshold criteria for inclusion in the initial universe is unclear.

Response: The Trust responds by deleting the word “remaining” from the referenced disclosure.

6.	When measuring “estimates” or “forward” metrics, the prospectus states that the Index analyzes “the consensus mean of industry analysts’ estimates of the relevant metrics.” Please clarify in plain English what the foregoing means.

Response: The Trust responds by revising the referenced disclosure as follows:

“For each “estimate” and “forward” metric, the Index will evaluate such metric by looking forward for a period of 12 months. When measuring “estimates” or “forward” metrics, each equity security of a company in the Index universe is assigned a value for the applicable metric based on a review of the reports that industry analysts publish about the security. Values are assigned based on the consensus of the industry analysts’ reporting about a particular company.”

7.	Please add a plain English explanation explain of the terms “earnings yield” and “cash flow yield.”

Response: The first and second bullet points on page 2 of the Prospectus have been supplemented with the following explanations:

“Earnings yield refers to a company’s earnings per share for the most recent 12-month period divided by its current market share price. Comparing a company’s earnings yield against other companies can provide a measure of whether the company’s shares appear correctly valued, underpriced, or overpriced.”

“Cash flow refers to the net balance of cash moving into and out of a company, and the term “cash flow yield” refers to a company’s cash flow per share divided by its current per share market price. Cash flow yields provide a measure of how well a company generates cash from its current operations.”

Prospectus – Fund Summary – Principal Investment Risks

8.	Please consider choosing an alternative title for the risk entitled “Concentrated Portfolio Risk.”

Response: The heading for the risk has been revised to Limited Holdings Risk.

9.	In connection with the High Portfolio Turnover Risk disclosure, please explain supplementally the phrase that the Index “has historically had a high portfolio turnover rate.” When was the Index developed?

Response: The Trust responds supplementally by noting that the Index was developed in 2021 and published by Solactive on November 1,2021. The Index’s historical monthly turnover for the last eight months following publication has averaged 70%.

10.	Please expand the “New Fund Risk” disclosure to address, inter alia, costs and secondary market liquidity.

Response: The Trust respectfully declines to add language to the “New Fund Risk” regarding secondary market liquidity as it believes such disclosure would be duplicative of the disclosure included under “ETF Risk” in the Fund’s Prospectus. The Trust further responds by revising the “New Fund Risk” as follows to address costs:

New Fund Risk. The Fund is a recently organized management investment company with no operating history. As a result, prospective investors do not have a track record or history on which to base their investment decisions. While the total operating expenses of the Fund will be limited by the Fund’s unitary management fee, there can be no assurance that the Fund will grow to or maintain an economically viable size. If the Fund fails to maintain an economically viable size, it may cease operations, and investors may be required to liquidate or transfer their investments at inopportune times.

Prospectus – Additional Information About the Fund

11.	With respect to the statement that the Fund will concentrate its investments to approximately the same extent as the Index, please include the foregoing concept in the Item 4 disclosure, or explain why such disclosure would not be necessary.

Response: The Trust notes that the Fund will concentrate its investments to approximately the same extent as the Index. As an initial matter, however, as of each monthly rebalance, the Index will not concentrate in the securities of a particular industry or group of related industries. Further, due to the Fund’s portfolio construction methodology, the Adviser anticipates that the Index will not concentrate in a particular industry or group of related industries absent a highly unusual situation (e.g., where an Index component’s value increases so dramatically in value as to cause the Fund to temporarily concentrate (until the subsequent monthly rebalance). Because the likelihood that the Fund will concentrate in an industry or group of industries is remote, the Trust respectfully declines to include concentration disclosure in the Item 4 disclosure.

General

12.	Please compare the Item 4 and Item 9 risks to ensure that they are consistent. Please revise as appropriate.

Response: The Fund confirms that the Item 4 and Item 9 risks were compared and have been revised for consistency.

13.	We note that the Index is based on a proprietary methodology created by Aztlan. Please disclose whether Aztlan has any ongoing input, role, or interest, including economic, related to the Index.

Response: The Trust responds supplementally by nothing that Aztlan does not receive any economic remuneration from the publication of the Index and does not have any economic interest related to the Index. Solactive has outsourced the determination of the Index components to Aztlan. Such determinations are made by Aztlan using the fully rules-based approach set forth in the Index methodology and Aztlan cannot make any discretionary decisions in selecting the Index components. The Trust further responds by revising the fourth paragraph under “Additional Notices” on page 18 of the Prospectus to provide additional information about Aztlan’s ongoing input to the construction of the Index:

“The Index is owned, calculated, administered, and published by Solactive, and it serves as the Index’s administrator under the European Union Regulation 2016/1011 (the “BMR”). The name “Solactive” is trademarked. Solactive has outsourced the determination of the Index’s initial universe and the Index’s component securities to Aztlan. Such outsourcing has been ~~which was~~ done in accordance with the requirements of the BMR (Article 10 BMR). The determination of the Index’s initial universe and the determination of the Index’s component securities are fully rules-based, and Aztlan cannot make any discretionary decisions. Solactive is a licensor of the Index to the Adviser. Additionally, the Adviser has contracted with Solactive to maintain and calculate the Index for use by the Fund.”

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

(Aztlan Global Stock Selection DM SMID ETF)

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.75%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1) Estimated for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $77	3 Years: $240